ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2 - 3

Condensed Interim Consolidated Statements of Loss	4

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	5

Condensed Interim Consolidated Statements of Cash Flows	6

Notes to Unaudited Condensed Interim Consolidated Financial Statements	7 - 13

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ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		June 30,	December 31,
	Note	2013	2012
		Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$18,931	$30,798
Restricted cash		35	34
Short-term bank deposits		9,980	130
Trade receivables		185	88
Other accounts receivable and prepaid expenses		446	568
Current assets of discontinued operations		-	135

Total current assets		29,577	31,753

LONG-TERM ASSETS:

Long-term account receivable		11	7
Property and equipment, net		697	546
Long-term asset of discontinued operations		-	224

Total long-term assets		708	777

Total assets		$30,285	$32,530

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

2

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		June 30,	December 31,
	Note	2013	2012
		Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		$1,091	$754
Other accounts payable and accruals		948	512

Total current liabilities		2,039	1,266

LONG-TERM LIABILITIES:

Warrants related to share purchase agreements	4	80	136
Deferred revenue		228	228

Total long-term liabilities		308	364

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:

Share capital:
Ordinary shares of NIS 0.6 par value: 20,000,000 and 2,000,000 shares authorized at June 30, 2013 and December 31, 2012, respectively; 9,822,865 and 9,099,805 shares issued at June 30, 2013 and December 31, 2012, respectively; 9,819,607 and 9,096,547 shares outstanding at June 30, 2013 and December 31, 2012, respectively		1,498	1,379
Additional paid-in capital		128,235	125,023
Accumulated deficit		(101,795)	(95,502)

Total shareholders' equity		27,938	30,900

Total liabilities and shareholders' equity		$30,285	$32,530

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

3

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS
U.S. dollars in thousands (except share and per share data)

	Note	Six months ended June 30,
		2013	2012
		Unaudited

Revenues		$193	$51
Cost of revenues		434	115

Gross loss		241	64

Operating expenses:

Research and development, net		877	740
Marketing and business development		3,563	1,181
General and administrative		1,989	1,402

Total operating expenses		6,429	3,323

Operating loss		6,670	3,387
Financial loss (income), net	7	(104)	3,302

Loss from continuing operations		6,566	6,689
Net income from discontinued operations		273	105

Net loss after discontinued operations		$6,293	$6,584

Basic net loss per Ordinary share from continuing operations attributable to Rosetta Genomics' shareholders		$0.71	$5.43

Diluted net loss per Ordinary share from continuing operations attributable to Rosetta Genomics' shareholders		$0.71	$5.39

Basic and diluted net income per Ordinary share of discontinued operations attributable to Rosetta Genomics' shareholders		$(0.03)	$(0.08)

Basic net loss per Ordinary share attributable to Rosetta Genomics' shareholders		$0.68	$5.35

Diluted net loss per Ordinary share attributable to Rosetta Genomics' shareholders		$0.68	$5.31

Weighted average number of Ordinary shares used to compute basic net loss per Ordinary share		9,213,633	1,231,170

Weighted average number of Ordinary shares used to compute diluted net loss per Ordinary share		9,215,175	1,239,521

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

4

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
U.S. dollars in thousands, except share data

	Number of Ordinary shares	Share capital		Additional paid-in capital		Accumulated deficit	Total Stockholders' equity (deficit)

Balance as of January 1, 2012	702,436	$108		$84,581		$(85,045)	$(356)

Expenses related to the January 27, 2012 convertible debenture	-	-		(96)		-	(96)
Issuance of shares on April 17, 2012, net of $149 issuance expenses	540,000	81		1,147		-	1,228
Issuance of shares on May 16, 2012, net of $278 issuance expenses	632,057	101		1,833		-	1,934
Issuance of shares on May 24, 2012, net of $643 issuance expenses	570,755	90		5,831		-	5,921
Issuance of shares on August 8, 2012, at $5 per share, net of $2,514	5,500,000	826		24,160		-	24,986
Issuance of shares on August 29, 2012, at $5 per share, net of $289	825,000	123		3,713		-	3,836
Conversion of October 2011 series A' Warrants in May and June, 2012	113,341	18		1,490		-	1,508
Exercise of employee stock options	1,093	(*	)	-		-	-
Stock-based compensation relating to options and RSU's issued to employees and directors	-	-		549		-	549
Conversion of debenture	211,685	32		268		-	300
Amortization of embedded conversion feature	-	-		1,547			1,547
Net loss	-	-		-		(10,457)	(10,457)

Balance as of December 31, 2012	9,096,547	1,379		125,023		(95,502)	30,900

Issuance of shares in May 2013, net of $144 issuance expenses	628,245	103		2,397		-	2,500
Issuance of shares in June 2013, net of $11 issuance expenses	94,015	16		348		-	364
Exercise of employee stock options	800	(*	)	(*	)	-	-
Stock-based compensation to employees	-	-		467		-	467
Net loss	-	-		-		(6,293)	(6,293)

Balance as of June 30, 2013 (unaudited)	9,819,607	$1,498		$128,235		$(101,795)	$27,938

(*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

5

ROSETTA GENOMICS LTD. AND SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited
Cash flows from operating activities:

Net loss	$(6,293)	$(6,584)
Loss (income) from discontinued operations	(273)	(105)

Loss from continuing operations	(6,566)	(6,689)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	139	143
Decrease (increase) in trade receivables	(97)	3
Decrease (increase) in other accounts receivable and prepaid expenses	118	37
Accrued severance pay, net	-	(7)
Stock-based compensation to employees	467	158
Revaluation of warrants related to share purchase agreement	(56)	355
Increase (decrease) in trade payables	337	(139)
Increase (decrease) in other accounts payable and accruals	436	(813)
Others	-	2,050

Net cash used in operating activities from continuing operations	(5,222)	(4,902)
Net cash provided by operating activities from discontinued operations	632	-

Net cash used in operating activities	(4,590)	(4,902)

Cash flows from investing activities:

Purchase of property and equipment	(290)	(27)
Proceeds from sale of property and equipment	-	60
Investment in short-term bank deposits	(9,850)	-
Increase in prepaid expenses for car leasing	-	(4)
Decrease (increase) in restricted cash	(1)	5

Net cash (used in) provided by investing activities from continuing operations	(10,141)	34
Net cash used in investing activities from discontinued operations	-	-

Net cash (used in) provided by investing activities	(10,141)	34

Cash flows from financing activities:

Repayment of capital lease	-	(21)
Issuance of shares, net	2,864	8,811
Exercise of warrants and options	-	1,556
Issuance of convertible loan	-	1,750
Repayment of convertible loan	-	(1,450)

Net cash provided by financing activities from continuing operations	2,864	10,646
Net cash provided by financing activities from discounted operations	-	-

Net cash provided by financing activities	2,864	10,646

(decrease) increase in cash and cash equivalents	(11,867)	5,778
Cash and cash equivalents at beginning of period	30,798	735

Cash and cash equivalents at end of period	$18,931	$6,513

Supplemental disclosure:
Non-cash transactions:

Exercise of warrants	$-	$1,494

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

Organization and Business

Rosetta Genomics Ltd. ("the Company") commenced operations on March 9, 2000.

The Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically-validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company's microRNA-based tests, Rosetta Cancer Origin TestTM, Rosetta Lung Cancer TestTM, Rosetta Mesothelioma TestTM, and Rosetta Kidney Cancer TestTM are commercially available worldwide and all samples are processed in its Philadelphia-based CAP-accredited, CLIA-certified lab.

The Company has a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to commercialize the Company's products, perform and develop tests in its CLIA-approved laboratory and expand the business development of the Company in the U.S.

Parkway Clinical Laboratories, Inc. ("Parkway")

Parkway is a national, full-service Clinical Laboratories Improvement Amendments ("CLIA") certified clinical laboratory service that was owned by the Company. Parkway specializes in oral drug screening in the workplace environment and genetics testing services.

On May 18, 2009, the Company sold Parkway, in a management buy-out for up to a maximum amount of $2,500, to be paid as a fixed percentage of revenues (15%) over six years and minimum price of $750. According to ASC 810, "Consolidation", the Company calculated the fair value of future consideration by using discounted estimate of future cash receipt. As a result of the transaction, the controlling interests in Parkway were transferred to the buyer, as well as all the risks. Accordingly, the Company has no future liabilities or obligation related to Parkway.

As of December 31, 2012, the Company revalued the fair value of the estimated future consideration to $359, of which $135 was recorded as current asset of discontinued operation, and $224 was recorded as long-term asset of discontinued operation.

The sale of Parkway met the criteria for reporting as discontinued operations and, therefore, the results of operations of the business and the gain on the sale have been classified as discontinued operations in the Consolidated Statement of Loss and prior period's results have been reclassified accordingly. In addition, the comparative data of the asset has been reclassified as asset attributed to discontinued operations in the Consolidated Balance Sheets.

On April 18, 2013 the Company signed a settlement agreement with Sanra Laboratories ("Sanra") in connection with the Company's sale of Parkway to Sanra. Under the terms of the agreement, on April 20, 2013 and on May 10, 2013, Parkway paid to the Company a total of $625.

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ROSETTA GENOMICS LTD. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

As a result of this settlement, the Parkway asset has been removed from the Balance Sheets and the corresponding gain in the amount of $273 was recorded in the Consolidated Statements of Loss.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2012, are applied consistently in these financial statements. For further information, refer to the consolidated financial statements as of December 31, 2012, set forth in the Company’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on March 22, 2013.

NOTE 3: UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013.

NOTE 4: FAIR VALUE MEASUREMENT

The Company applies ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

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ROSETTA GENOMICS LTD. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The following methods and assumptions were used by the Company and its subsidiary in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables, and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

As of December 31, 2012, the Company valued other accounts receivable, which resulted from the fair value of Parkway's estimated future consideration based on a valuation using the discounted cash flow model, as Level 3 given the unobservable inputs used in this model which were significant to the fair value of the asset.

On April 18, 2013 the Company signed a settlement agreement with Sanra in connection with the Company's sale of Parkway to Sanra, as describe in Note 1. As a result of this settlement agreement, as of June 30, 2013, the Company did not record the Parkway asset as part of its consolidated balance sheets report.

The fair value of the liability for warrants related to share purchase agreement was calculated using the Black-Scholes Model and the Company classified this liability within Level 3. The fair value of the warrants at June 30, 2013 and December 31, 2012 was $80 and $136, respectively. Gain of $56 from the revaluation of warrants related to share purchase agreement is recorded under Financial Loss in the Condensed Interim Consolidated Statements of Loss.

The following table summarizes information about the fair value of the above warrants related to share purchase agreements:

	June 30, 2013	December 31, 2012
January Warrants	$9	$25
A Warrants	23	39
A' Warrants	48	72

Total	$80	$136

NOTE 5: COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash:

As of June 30, 2013 and December 31, 2012, restricted cash was primarily attributed to a bank guarantee to the landlord of the Israeli property.

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ROSETTA GENOMICS LTD. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

b.	The facilities of the Company are rented under operating leases. Aggregate minimum rental commitments under the non-cancelable rent agreements as of June 30, 2013, are as follows:

June 30, 2013

2013	$233
2014	501
2015	501
2016	501
2017	477
2018 and thereafter	337
Total minimum payments	$2,550

Total rent expenses for the six months ended June 30, 2013 and 2012 were $172 and $361, respectively.

c.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $12 as of June 30, 2013.

Lease expenses for motor vehicles for the six months ended June 30, 2013 and 2012, were $41 and $18, respectively

d.	As of June 30, 2013 and December 31, 2012, the Company provided a bank guarantee for the fulfillment of its lease commitments in the amount of approximately $53 and $163, respectively.

e.	In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $960, of which $660 will be paid after June 30, 2013.

f.	In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $509, of which $371 will be paid after June 30, 2013.

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ROSETTA GENOMICS LTD. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

g.	In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. This agreement was amended and restated in August 2011 and is now on a non-exclusive basis. For the amendment, the Company paid an amendment fee. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement should be approximately $320, of which $195 will be paid after June 30, 2013.

h.	In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $313, of which $205 will be paid after June 30, 2013.

i.	In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate maintenance fees over the term of this agreement should be approximately $690, of which $495 will be paid after June 30, 2013.

j.	In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $440, of which $330 will be paid after June 30, 2013.

k.	In June 2011, the Company entered into an agreement with PACE claims services, LLC, a wholly owned subsidiary of Navigant Inc.("PACE"), according to which, PACE will provide the Company exclusive educational and marketing services to defendants involved in lawsuits relating to malignant pleural mesothelioma and asbestos exposure, provided the exclusivity does not apply to the Company‘s marketing efforts and to any marketing efforts of the Company’s distributors offering the Company’s tests outside of the United States of America. According to this agreement, PACE will be entitled to certain remuneration derived from actual sales to defendants in these lawsuits.

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ROSETTA GENOMICS LTD. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

l.	Under the BIRD royalty-bearing program, the Company is not obligated to repay any amounts received from BIRD if the development work being carried out by the Company does not continue beyond the investigational new drug ("IND") stage. If the development work, which is being carried out by the Company, continues beyond the IND stage, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following project completion. For every year that the Company does not make these repayments, the amount to be repaid incrementally increases up to 150% in the fifth year following project completion. All amounts to be repaid to BIRD are linked to the U.S. Consumer Price Index.

As of June 30, 2013, the Company had received $500 from BIRD, which was offset against research and development expenses. As of June 30, 2013, no liability was recorded since the Company did not reach technological feasibility for this project.

m.	Rimonim Consortium:

In January 2011, the Company joined the Rimonim Consortium, which is supported by the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("the OCS"), of the State of Israel. The purpose of the consortium is to develop RNAi-based therapeutics. As of June 30, 2013, the Company received total grants of $82 from the OCS for its development under the consortium.

NOTE 6: SHAREHOLDERS' EQUITY

a.	Ordinary shares:

Ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

b.	Equity financing

On March 22, 2013, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (“Cantor”), pursuant to which the Company may offer and sell, from time to time through Cantor, its ordinary shares, par value NIS 0.6 per share, having an aggregate offering price of up to $5,900. Sales of the Company’s ordinary shares under the Cantor Sales Agreement are made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

From May 22, 2013 through June 30, 2013, the Company had sold through the Cantor Sales Agreement an aggregate of 722,260 of its ordinary shares, and received gross proceeds of $3,019 before deducting issuance expenses in an amount of $155.

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ROSETTA GENOMICS LTD. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

c.	Stock based compensation

During the six month period ended June 30, 2013, the Company's Board of Directors granted employees options to purchase 25,000 ordinary shares of the Company. The exercise prices for such options ranges from $3.45-$4.69 per share, with vesting to occur over 4 years.

The Company estimates the fair value of stock options granted under ASC 718 using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 121%; risk free interest rates range between 1.13%-1.38%; dividend yield of 0%; time to maturity (in years) 6.25; and options forfeiture rate of 10%.

During the six-month periods ended June 30, 2013 and 2012, the Company recorded share based compensation in a total amount of $467 and $158, respectively.

NOTE 7: FINANCIAL (INCOME) LOSS

	June 30, 2013	June 30, 2012

Financial income:
Interest income on short-term deposits	$(60)	$-
Revaluation of warrants related to share purchase agreement	(56)	-
Foreign currency adjustments gains and other	(2)	(32)
	-	-

Total Financial income	(118)	(32)

Financial expenses:
Interest expense	14	300
Revaluation of warrants related to share purchase agreement	-	359
Exercise of series A Warrants related to share purchase agreement	-	529
Embedded conversion feature in the convertible debenture	-	2,064
Others	-	82

Total financial expenses	14	3,334

Total financial (income) loss, net	$(104)	$3,302

NOTE 8: SUBSEQUENT EVENTS

On August 5, 2013, at the Company’s 2013 Annual General Meeting of Shareholders, the Shareholders approved an amendment to the Company’s Articles of Incorporation, increasing the Company’s authorized Ordinary Shares from 20,000,000 to 40,000,000 with nominal (par) value remaining unchanged at NIS 0.6 per share.

13